UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 15)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

May 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 1,037,300,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,037,300,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.29%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on December 29, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”). Unless otherwise indicated, capitalized terms used in this Amendment No. 15, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 26, 2016, ASE and SPIL entered into a Joint Share Exchange Memorandum of Understanding (the “MOU”) pursuant to which ASE proposed entering into a combination transaction with SPIL in which both parties would jointly establish a holding company (“HoldCo”), which will (1) issue new shares in exchange for all of ASE’s shares at the exchange ratio of 1 ASE common share in exchange for 0.5 HoldCo common shares and (2) pay NT$55 in cash per SPIL Common Share and NT$275 per ADS, each representing five Common Shares (the “Proposed Combination”). Following the consummation of the Proposed Combination HoldCo will hold 100% equity interests in both ASE and SPIL. Pursuant to the MOU, the board of directors of ASE and SPIL will separately pass resolutions for the joint execution of a definitive agreement mutually satisfactory to the parties on or before June 25, 2016. The Proposed Combination would be subject to the completion of due diligence, the negotiation and execution of a definitive agreement mutually satisfactory to the parties, the approval and consent of the definitive agreement by the board of directors and shareholders of both ASE and SPIL and approvals from all governmental and regulatory entities and other parties which are necessary or appropriate to the Proposed Combination. On May 26, 2016, ASE and SPIL issued a joint press release announcing the execution of the MOU (the “Press Release”), a copy of which is attached as Exhibit 14 hereto. On May 26 2016, the chairman of ASE sent a letter to the chairman and the president of SPIL expressing support for the Proposed Combination.

The MOU does not constitute a binding agreement to consummate any transaction. There can be no assurance that any transaction will be agreed to or consummated.

Item 7. Material to be filed as Exhibits.

Exhibit 14: Press Release, dated May 26, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer